

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
Mr. Jeffrey M. Thompson
President
Towerstream Corporation
55 Hammarlund Way
Middletown, Rhode Island 02842

  Re: Towerstream Corporation
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 18, 2013
    Form 10-Q for Fiscal Quarter ended September 30, 2013
    Filed November 12, 2013
    Response dated December 20, 2013
    No. 001-33449

Dear Mr.Thompson:

  We have reviewed your filings and have the following comment. Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>2012 Bonus Payments, page 70</u>

1. We note your response to prior comment 1. In addition to the revisions you have included in your response letter, please provide proposed disclosure specifically setting out the performance-related targets upon which part of the bonus payments are awarded. Please refer to Item 402(b) of Regulation S-K.

Jeffrey M. Thompson
Towerstream Corporation
December 23, 2013
Page 2

Please contact Paul Fischer, Staff Attorney, at 202-551-3415; Ajay Koduri, Attorney Advisor, at 202-551-3310; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director